UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

HIGHER ONE HOLDINGS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

42983D104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42983D104	13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) North Hill Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 3,621,350
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 3,621,3500
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,621,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 42983D104	13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) North Hill Ventures GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 3,621,350
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 3,621,350
WITH:	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,621,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 42983D104	13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shamez Kanji
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,621,350
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 3,621,350
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,621,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 42983D104	13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Rome
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,621,350
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 3,621,350
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,621,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 42983D104	13G	Page 6 of 11

Item 1(a).	Name of Issuer:

Higher One Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25 Science Park, New Haven, Connecticut 06511

Item 2(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of common stock (“Common Stock”) of the Issuer directly owned by North Hill Ventures II, L.P., a Delaware limited partnership (“North Hill”):

(i)	North Hill Ventures GP II, LLC, a Delaware limited liability company (“North Hill GP”) and the General Partner of North Hill;

(ii)	Shamez Kanji, a Managing Member of North Hill GP; and

(iii)	Brett Rome, a Managing Member of North Hill GP.

North Hill, North Hill GP, Mr. Kanji and Mr. Rome are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o North Hill Ventures
Ten Post Office Square
11th Floor
Boston, MA 02109

Item 2(c).	Citizenship:

Fund — Delaware
GP Fund  — Delaware
Mr. Kanji — United States
Mr. Rome — United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

CUSIP No. 42983D104	13G	Page 7 of 11

Item 2(e).	CUSIP Number:

42983D104

Item 3.	Not Applicable.

Item 4.	Ownership.

For North Hill and North Hill GP:

(a)	Amount beneficially owned: 3,621,350 shares of Common Stock

(b)	Percent of class: 6.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,621,350

(ii)	Shared power to vote or to direct the vote: --0--

(iii)	Sole power to dispose or to direct the disposition of: 3,621,350

(iv)	Shared power to dispose or to direct the disposition of: --0--

For Mr. Kanji and Mr. Rome:

(a)	Amount beneficially owned: 3,621,350 shares of Common Stock

(b)	Percent of class: 6.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: --0--

(ii)	Shared power to vote or to direct the vote: 3,621,350

(iii)	Sole power to dispose or to direct the disposition of: --0--

(iv)	Shared power to dispose or to direct the disposition of: 3,621,350

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 42983D104	13G	Page 8 of 11

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 42983D104	13G	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

North Hill Ventures GP II, LLC

By: /s/ Shamez Kanji
Name: Shamez Kanji
Title: Managing Member

North Hill Ventures II, L.P.

By: /s/ Shamez Kanji
Name: Shamez Kanji
Title: Managing Member

/s/ Shamez Kanji
Name: Shamez Kanji

/s/ Brett Rome
Name: Brett Rome

CUSIP No. 42983D104	13G	Page 10 of 11

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 42983D104	13G	Page 24 of 11

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Date: February 14, 2011

North Hill Ventures GP II, LLC

By: /s/ Shamez Kanji
Name: Shamez Kanji
Title: Managing Member

North Hill Ventures II, L.P.

By: /s/ Shamez Kanji
Name: Shamez Kanji
Title: Managing Member

/s/ Shamez Kanji
Name: Shamez Kanji

/s/ Brett Rome
Name: Brett Rome